As filed with the Securities and Exchange Commission on October 7, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

________________

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

(Name of Subject Company (Issuer))

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

__________

(CUSIP Number of Class of Securities)

________________

Gurpreet S. Chandhoke

Chief Executive Officer

VII Peaks Co-Optivist Income BDC II, Inc.

4 Orinda Way, Suite 125-A

Orinda, California 94563

Telephone: (855) 889-1778

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

________________

Copies to:

Robert J. Mottern, Esq.

Davis Gillett Mottern & Sims, LLC

1230 Peachtree Street, N.E., Suite 2445

Atlanta, Georgia 30309

Tel: (404) 607-6933

________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$948,771	$122.20

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $122.20

Form or Registration No.: Schedule TO

Filing Party: VII Peaks Co-Optivist Income BDC II, Inc.

Date Filed: August 26, 2014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on August 26, 2014 by VII Peaks Co-Optivist Income BDC II, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 105,419 shares of its issued and outstanding common stock (the “Shares”) (which number represents 5.0% of the weighted average number of shares outstanding for the calendar year ended December 31, 2013). The offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated August 26, 2014, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on September 30, 2014, and a total 38,482.4327 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 38,482.4327 shares validly tendered and not withdrawn at a price equal to $9.00 per Share (an amount equal to 90% of the Company’s September 30, 2014 public offering price of $10.00 per Share) for an aggregate purchase price of approximately $346,341.91.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2014	VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

	By:	/s/ Gurpreet S. Chandhoke
Name: Gurpreet S. Chandhoke
Title: Chief Executive Officer